

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 24, 2010

<u>**Via Facsimile and US Mail**</u>

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

   **Re: America Movil, S.A.B. de C.V.**
     **Registration Statement on Form F-4**
     **Filed on May 11, 2010**
     **File No. 333-166721**

     **Schedule TO-T filed May 11, 2010**
     **File No. 5-84067**

Dear Mr. Grabar:

   We have conducted a limited review of your filings listed above and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T – Item 10.  Financial Statements</u>

1. Provide the financial statement information required for the individual bidders included on the Schedule TO-T.  See Instruction 4 to Item 10 of Schedule TO.

Form F-4 - General

2. We note that some of the bidders in this exchange offer include affiliates of Telmex Internacional (Telmex).  Given this fact, tell us why Rule 13e-3 does not apply to this offer.  To the extent that you are relying on an exemption from that Rule, identify the relevant provision and describe the facts supporting your reliance upon it.

3. We note your reference in various places in the prospectus to the fairness opinion provided by Merrill Lynch to the board of Telmex Internacional.  As required by Item 4(b) of Form F-4, please provide disclosure responsive to Regulation MA Item 1015(b)(1)-(6).  In addition, as required by Item 21(c) of Form F-4, please file the opinion as an exhibit.  Lastly, file a consent from Merrill Lynch.

Conditions to the U.S. Offer, page 48

4. We note that the existence of any of the listed events or circumstances triggering your right to terminate the offer will be determined by you in your "sole discretion."  Since this standard is completely subjective and within the exclusive control of the bidder, it is essentially the same as a waiver of any of the conditions.  Please revise to include a standard of reasonableness.

Purchases of TII Securities After Expiration of the TII Offer, page 58

5. Please provide more details about your intentions regarding one or more "second step" acquisition transactions if you do not reach the 95% ownership level as a result of this offer.   Describe the timing of this potential transaction or transactions, the structure and the form and amount of the consideration offered.

Subsequent Purchases of TII Securities, page 59

6. Refer to the second paragraph in this section.  Provide more details about the circumstances under which you might be able to provide different consideration in an additional offer for TII Securities after delisting.

*     *     *     *

Please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Nicholas Grabar, Esq.
Cleary Gottlieb Steen & Hamilton LLP
May 24, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact me at (202) 551-3263 with any other questions about the comments above.

Sincerely,

Christina Chalk
Senior Special Counsel
Division of Corporation Finance